  EXHIBIT 99.1

August 9, 2018	News Release 18-11

Pretivm Reports Second Quarter 2018 Results

Brucejack delivers on guidance; building a strong cash position

Vancouver, British Columbia, August 9, 2018; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) is pleased to report financial and operating results for the second quarter and first half of 2018.

All amounts are in US dollars unless otherwise noted. This release should be read in conjunction with the Company’s Financial Statements and Management’s Discussion and Analysis available on the Company’s website and on SEDAR.

“Our cash balance increased by more than $72 million through the quarter to $142.5 million as a result of our improved production at lower costs,” said Joseph Ovsenek, President & CEO of Pretivm. “In the first half of the year, we’ve reached steady state production, fully implemented our grade control program and met our production guidance. We intend to build on this positive momentum for the remainder of the year, firmly establishing Pretivm as a premier high-grade gold producer.”

Second Quarter 2018 Summary

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Production of 111,340 ounces of gold.

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Revenue of $146.5 million on 115,309 ounces of gold sold.

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Total cost of sales $86.4 million or $749 per ounce of gold sold1.

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AISC1 of $648 per ounce of gold sold.

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Net earnings of $31.1 million ($0.17 per share).

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Adjusted earnings1 of $47.0 million ($0.26 per share).

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Cash and cash equivalents of $142.5 million as at June 30, 2018.

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Achieved first half 2018 guidance with a total of 187,029 ounces of gold produced at an AISC of $783 per ounce of gold sold.

Second Quarter Production Overview

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Production totaled 111,340 ounces of gold and 118,205 ounces of silver.

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Mill feed grade averaged 14.9 grams per tonne gold for the quarter.

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Gold recoveries averaged 97.7%.

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Process plant throughput averaged 2,604 tonnes per day for total of 236,990 tonnes of ore.

1 Refer to the “Non-IFRS Financial Performance Measures” section at the end of this news release.

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Mine development averaged over 740 meters per month during the quarter to prepare additional stopes which will allow for optimization of ore grades feeding the mill.

Gold production from March throughout the second quarter reflected the full integration of the operational grade control program. Grade control is critical for grade prediction and the refinement of stope shapes, which results in reduced dilution and optimized grade to the mill.

Operating Results
		Three months ended June 30,		Six months ended June 30,
		2018	2017(1)	2018	2017(1)

Ore mined	t	248,506	-	516,845	-
Mining rate	tpd	2,731	-	2,855	-

Ore milled	t	236,990	-	498,433	-
Head grade	g/t Au	14.9	-	11.9	-
Recovery	%	97.7	-	97.4	-
Mill throughput	tpd	2,604	-	2,754	-

Gold ounces produced	oz	111,340	-	187,029	-
Silver ounces produced	oz	118,205	-	212,935	-

Gold ounces sold	oz	115,309	-	183,960	-
Silver ounces sold	oz	118,366	-	202,600	-
The following abbreviations were used above: t (tonnes), tpd (tonnes per day), g/t (grams per tonne), Au (gold) and oz (ounces).
(1) No comparative data as the mine commenced commercial production as of July 1, 2017.

Second Quarter Financial Overview

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Revenue of $146.5 million was generated from mine operations.

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The Company sold 115,309 ounces of gold at an average realized price2 of $1,278 per ounce generating $147.4 million in revenue. The Company sold 118,366 ounces of silver generating $1.6 million in revenue. Treatment costs and refining charges associated with concentrate sales, in the amount of $4.3 million, were included within concentrate revenue. The average London Bullion Market Association AM and PM market price over the quarter ended June 30, 2018 was $1,306 per ounce.

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Total cost of sales was $86.4 million or $749 per ounce of gold sold.

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Total cash cost was $548 per ounce of gold sold and AISC was $648 per ounce of gold sold.

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Sustaining capital expenditures amounted to $3.2 million (including $1.1 million deferred development costs incurred during production).

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Earnings from mine operations were $60.1 million.

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Net earnings were $31.1 million or $0.17 per share.

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Adjusted earnings1 were $47.0 million or $0.26 per share.

1 Refer to the “Non-IFRS Financial Performance Measures” section at the end of this news release.

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Cash generated from operating activities was $77.3 million.

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Cash and cash equivalents were $142.5 million as at June 30, 2018 increasing $86.2 million from $56.3 million at December 31, 2017. The Company has working capital of $133.2 million excluding the current portion of long-term debt as at June 30, 2018 compared to $40.6 million as at December 31, 2017.

The Company continues to evaluate options to refinance the credit facility and repurchase the precious metals stream.

Financial Results
		Three months ended June 30,		Six months ended June 30,
In thousands of USD, except for per ounce data		2018	2017	2018	2017

Revenue(1)		$146,478	-	235,900	-
Earnings from mine operations (1,2)		$60,070	-	76,904	-
Net earnings (loss) for the period		$31,097	(2,495)	23,039	(6,758)
Per share - basic	$/share	0.17	(0.01)	0.13	(0.04)
Per share - diluted	$/share	0.17	(0.01)	0.13	(0.04)

Adjusted earnings (loss) (2)		$47,048	(3,178)	52,845	(9,267)
Per share - basic (2)	$/share	0.26	(0.02)	0.29	(0.05)

Total cash and cash equivalents		$142,495	55,311	142,495	55,311
Cash generated from (used by) operating activities		$77,276	(4,824)	101,995	(7,557)
Total assets		$1,731,950	1,649,593	1,731,950	1,649,593
Long-term debt (3)		$292,330	616,101	292,330	616,101

Total cash costs (1,2)	$/oz	548	-	657	-
All-in sustaining costs (1,2)	$/oz	648	-	783	-

Average realized price (1,2)	$/oz	1,278	-	1,276	-
Average realized cash margin (1,2)	$/oz	730	-	619	-
(1) No comparative data as the mine commenced commercial production as of July 1, 2017.
(2) Refer to the "Non-IFRS Financial Performance Measures" section for a reconciliation of these amounts.
(3) Long-term debt does not include the current portion of the Company’s senior secured credit facility in the amount of $393,531 as at June 30, 2018.

Delivering on First Half 2018 Guidance

Production totaled 187,029 ounces of gold and 212,935 ounces of silver delivering on our first half 2018 production guidance of 150,000 to 200,000 ounces of gold.

Total cost of sales, which includes production costs, depreciation and depletion, royalties and selling costs was $159.0 million or $864 per ounce of gold sold and total cash cost was $657 per ounce of gold sold. AISC was $783 per ounce of gold sold within our first half 2018 AISC guidance range of $700 to $900 per ounce of gold sold.

Second Half 2018 Outlook

H2 2018 production guidance

Gold production at the Brucejack Mine for the second half of 2018 is expected in the range of 200,000 to 220,000 ounces, for total 2018 gold production of 387,000 to 407,000 ounces.

H2 2018 financial guidance

All-in sustaining costs for the second half of 2018 are expected to range from $710 to $770 per ounce gold sold. All-in sustaining costs do not include the estimated $25 million of capital cost required to increase the mill capacity to 3,800 tpd (see Organic Growth Opportunities below). As production has now reached steady state at the Brucejack Mine, an increased focus will be placed on operational efficiency to reduce costs.

Organic Growth Opportunities

Application to increase production rate

On December 20, 2017, the Company submitted an application to the BC Ministry of Energy, Mines and Petroleum Resources and the BC Ministry of Environment and Climate Change Strategy to increase the Brucejack Mine production rate to 3,800 tonnes per day. The increase would result in an annual average production rate of 1.387 million tonnes, up from 0.99 million tonnes (a daily average of 3,800 tonnes from 2,700 tonnes). Based on preliminary engineering, the capital cost to increase the mill capacity is estimated to be less than $25 million. The approval process is expected to be completed by year end.

Exploration drilling for resource expansion and porphyry source

The underground exploration drilling conducted to evaluate the potential extension of the Valley of the Kings to the east while assessing the potential for a porphyry source at depth was successfully completed (see news release dated June 18, 2018). Two holes, both over 1,500-meters in length and drilled east from the Valley of the Kings intersected alteration, veining, and mineralization throughout, confirming the presence of Brucejack-style mineralization starting from the eastern edge of the Valley of the Kings to beneath the Flow Dome Zone. Anomalous copper and molybdenum mineralization intersected at depth in both holes indicate proximity to porphyry-style mineralization at depth.

These drill results, along with a follow-up surface geophysical program and mineral chemistry evaluation, will be used for planning a future underground drill program focused on resource expansion of the Valley of the Kings to the east.

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mine Engineer, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for Brucejack Mine development. Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., Vice President, Geology and Chief Geologist, Pretium Resources Inc. is the QP responsible for the Brucejack Mine grade control program and the Brucejack Mine exploration drilling.

Regional grass-roots exploration

The 2018 regional grass-roots exploration program which includes geophysical studies, continued regional prospecting and mapping and diamond drilling on several high priority gold targets is currently underway. The 2018 program follows up on the comprehensive regional exploration that has previously been completed on the 1,250-square kilometer, wholly-owned property. To date, the program has resulted in the identification of several distinct areas that have the potential to host mineralized zones similar to the Valley of the Kings and Eskay Creek deposits.

Subsequent to the end of the quarter, a private placement of 227,273 flow-through common shares of the Company at a price of C$13.20 per flow-through share was completed on July 25, 2018 for total gross proceeds of approximately C$3.0 million. The proceeds of the private placement of flow-through common shares are being used to fund a portion of the 2018 grass-roots exploration program.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the QP responsible for the regional grass-roots exploration program.

Our unaudited condensed consolidated interim Financial Statements and Management’s Discussion and Analysis for the three and six months ended June 30, 2018 are filed on SEDAR and available on our website at www.pretivm.com.

Webcast and Conference Call

The webcast and conference call to discuss the second quarter 2018 operational and financial results will take place Friday, August 10th, 2018 at 8:00 am PT (11:00 am ET).

Webcast and conference call details:

Friday, August 10, 2018 at 8:00 am PT (11:00 am ET)
Webcast	www.pretivm.com
Toll Free (North America)	1-800-319-4610
International and Vancouver	604-638-5340

A recorded playback will be available until August 24, 2018:

Toll Free (North America)	1-800-319-6413
Access Code	2187

About Pretivm

Pretivm is emerging as the premier low-cost intermediate gold producer with production at the high-grade underground Brucejack Mine in northern British Columbia now at steady state.

For further information contact:

Joseph Ovsenek President & CEO	Troy Shultz Manager, Investor Relations & Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures in this new release. Refer to the Company’s MD&A for an explanation and discussion of non-IFRS measures. The Company believes that these measures, in addition to measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with International Financial Reporting IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers.

Total cost of sales and cash costs

Total cash costs is a common financial performance measure in the gold mining industry but has no standard meaning. The Company reports total cash costs on a gold ounce sold basis. The Company believes that, in addition to measures prepared in accordance with IFRS, such as revenue, certain investors can use this information to evaluate the Company’s performance and ability to generate operating earnings and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating cost performance.

Total cash costs include cost of sales such as mining, processing, maintenance and site administration, royalties and selling costs and changes in inventories less non-cash depreciation and depletion, site share-based compensation and silver revenue divided by gold ounces sold to arrive at total cash costs per ounce of gold sold. Other companies may calculate this measure differently.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measure disclosed in the financial statements.

	For the three months ended		For the six months ended
In thousands of USD, except for per ounce data	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2018

Gold ounces sold	115,309	-	183,960	-

Cost of sales per ounce sold reconciliation
Cost of sales	$86,408	$-	$158,996	$-
Cost of sales per ounce of gold sold	$749	$-	$864	$-

Total cash costs reconciliation
Cost of sales	$86,408	$-	$158,996	$-
Less: Depreciation and depletion	(20,875)	-	(33,867)	-
Less: Site share-based compensation	(689)	-	(1,240)	-
Less: Silver revenue	(1,640)	-	(2,961)	-
Total cash costs	$63,204	$-	$120,928	$-
Total cash costs per ounce of gold sold	$548	$-	$657	$-

All-in sustaining costs

The Company believes that AISC more fully defines the total costs associated with producing gold. The Company calculates AISC as the sum of total cash costs (as described above), sustaining capital expenditures, accretion on decommissioning and restoration provision, treatment and refinery charges netted against concentrate revenue, site share-based compensation, and corporate administrative costs, all divided by the gold ounces sold to arrive at a per ounce amount.

Other companies may calculate this measure differently as a result of differences in underlying principles and policies applied. Differences may also arise due to a different definition of sustaining versus non-sustaining capital.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	For the three months ended		For the six months ended
In thousands of USD, except for per ounce data	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Gold ounces sold	115,309	-	183,960	-
All-in sustaining costs reconciliation
Total cash costs	$63,204	$-	$120,928	$-
Sustaining capital expenditures (1)	3,153	-	7,624	-
Accretion on decommissioning and restoration provision	141	99	296	182
Treatment and refinery charges	4,229	-	8,120	-
Site share-based compensation	689	-	1,240	-
Corporate administrative costs (2)	3,358	2,548	5,824	10,523
Total all-in sustaining costs	$74,774	2,647	$144,032	$10,705
All-in sustaining costs per ounce of gold sold	$648	-	$783	$-
(1) Sustaining capital expenditures includes deferred development costs.
(2) Includes the sum of corporate administrative costs per the statement of earnings (loss) and comprehensive earnings (loss), excluding depreciation within those figures.

Total cash costs and AISC reconciliation

Total cash costs and AISC are calculated based on the definitions published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world). The WGC is not a regulatory organization.

Average realized price and average realized cash margin

Average realized price and average realized cash margin per ounce sold are used by management and investors to better understand the gold price and cash margin realized throughout a period.

Average realized price is calculated as revenue from contracts with customers less silver revenue divided by gold ounces sold. Average realized cash margin represents average realized price per gold ounce sold less total cash costs per ounce sold.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	For the three months ended		For the six months ended
In thousands of USD, except for per ounce data	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

Revenue from contracts with customers(1)	$149,057	$-	$237,646	$-
Less: Silver revenue	(1,640)	-	(2,961)	-
Gold revenue(2)	$147,417	$-	$234,685	$-
Gold ounces sold	115,309	-	183,960	-
Average realized price	$1,278	$-	$1,276	$-
Less: Total cash costs per ounce of sold	(548)	-	(657)	-
Average realized cash margin per ounce of gold sold	$730	$-	$619	$-
(1) Revenue from contracts with customers is recognized net of treatment costs and refinery charges on revenue generated from concentrate sales in the amount of $4,305 and $8,273 for the three and six months ended June 30, 2018, respectively. The portion of these treatment costs and refinery charges related to gold concentrate sales were $4,229 and $8,120 for the three and six months ended June 30, 2018, respectively.
(2) Gold revenue excludes the loss on trade receivables at fair value related to provisional pricing adjustments in the amount of $2,579 and $1,746 for the three and six months ended June 30, 2018, respectively.

Adjusted earnings (loss) and adjusted basic earnings (loss) per share

Adjusted earnings (loss) and adjusted basic earnings (loss) per share are used by management and investors to measure the underlying operating performance of the Company. Presenting these measures helps management and investors evaluate earning trends more readily in comparison with results from prior periods.

Adjusted earnings (loss) is defined as net earnings (loss) adjusted to exclude specific items that are significant, but not reflective of the underlying operations of the Company, including: gain (loss) on financial instruments at fair value, amortization on the Company’s senior secured term credit facility, accretion on convertible notes, impairment provisions and reversals and deferred income tax expense (recovery). Adjusted basic earnings (loss) per share is calculated using the weighted average number of shares outstanding under the basic method of earnings (loss) per share as determined under IFRS. The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	For the three months ended		For the six months ended
In thousands of USD, except for per ounce data	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

Basic weighted average shares outstanding	182,464,495	180,849,628	182,421,838	180,753,483

Adjusted earnings (loss) and adjusted basic earnings (loss) per share reconciliation

Net earnings (loss) for the period	$31,097	$(2,495)	$23,039	$(6,758)
Adjusted for:
(Gain) loss on financial instruments at fair value	(3,581)	531	(944)	3,760
Amortization of discount on senior secured term credit facility	6,674	-	12,908	-
Accretion on convertible notes	1,388	-	2,761	-
Deferred income tax expense (recovery)	11,470	(1,214)	15,081	(6,269)
Adjusted earnings (loss)	$47,048	$(3,178)	$(52,845)	$(9,267)
Adjusted basic earnings (loss) per share	$0.26	$(0.02)	$0.29	$(0.05)

Additional non-IFRS financial measures

“Earnings from mine operations” provides useful information to management and investors as an indication of the Company’s principal business activities before consideration of how those activities are financed, sustaining capital expenditures, corporate administrative costs, foreign exchange gains (losses), derivative costs, interest and finance income and expense and taxation.

“Working capital” is defined as current assets less current liabilities and provides useful information to management and investors about liquidity of the Company.

Forward-Looking Statements

This news release contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and/or “financial outlooks” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements” or “forward-looking information”). The purpose of disclosing future oriented financial information and financial outlooks is to provide a general overview of management’s expectations regarding the anticipated results of operations and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes. Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled’, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking information may include, but is not limited to, information with respect to: production and cost guidance; anticipated results of our operations; our planned mining, exploration and development activities; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; capital and operating cost estimates; production and processing estimates; the future price of gold and silver; the adequacy of our financial resources; our intentions with respect to our capital resources; our financing activities, including plans for the use of proceeds thereof; the estimation of mineral reserves and resources including the 2016 Valley of the Kings Mineral Resource estimate and the Brucejack Mineral Reserve estimate; realization of mineral reserve and resource estimates; timing of further development of our Brucejack Mine; costs and timing of future exploration and development; results of future exploration and drilling; capital and operating cost estimates; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; timing, receipt, and anticipated effects of approvals, consents and permits under applicable legislation; our executive compensation approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; and statements regarding USD cash flows currency fluctuations and the recurrence of foreign currency translation adjustments. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, those related to: the accuracy of our mineral resource and reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based; uncertainties relating to inferred mineral resources being converted into measured or indicated mineral resources; commodity price fluctuations, including gold price volatility; general economic conditions; the inherent risk in the mining industry; significant governmental regulations; currency fluctuations, and such other risks as are identified in Pretivm’s Annual Information Form dated March 28, 2018, Form 40-F dated March 28, 2018, MD&A and other disclosure documents filed on SEDAR at www.sedar.com and in the United States through EDGAR at the Security and Exchange Commission’s website at www.sec.gov (collectively, the “Pretivm Disclosure Documents”). Our forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking statements contained in this news release, we have made certain assumptions about our business, including about our exploration, development and production activities, and the results, costs and timing thereof; timing and receipt of approvals, consents and permits under applicable legislation; the geopolitical, economic, permitting and legal climate that we operate in; the price of gold and other commodities; exchange rates; market competition; the adequacy of our financial resources, and such other material assumptions as are identified in the other Pretivm Disclosure Documents. We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this news release, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein. We do not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking statements. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.